Mail Stop 4561
Via Fax (713) 918-8000

April 2, 2009

Stephen B. Solcher
Chief Financial Officer
BMC Software, Inc.
2101 CityWest Boulevard
Houston, Texas 77042

> **Re: BMC Software, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2008**
> **Filed on May 21, 2008**
> **Form 10-Q for the Fiscal Quarter Ended December 31, 2008**
> **Filed on February 6, 2009**
> **File No. 001-16393**

Dear Mr. Solcher:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Kathleen Collins
Accounting Branch Chief